Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INTERIM RESULTS ANNOUNCEMENT FOR

THE SIX MONTHS ENDED JUNE 30, 2022

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the six months ended June 30, 2022 (the “Reporting Period”).

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

•	Gross transaction value (GTV)[1] was RMB1,225.5 billion for the six months ended June 30, 2022, representing a decrease of 46.5% from RMB2,290.4 billion in the same period of 2021. GTV of existing home transactions was RMB767.6 billion for the six months ended June 30, 2022, representing a decrease of 42.1% from RMB1,325.4 billion in the same period of 2021. GTV of new home transactions was RMB415.4 billion for the six months ended June 30, 2022, representing a decrease of 50.6% from RMB841.7 billion in the same period of 2021. GTV of home renovation and furnishing was RMB1.5 billion, compared to RMB0.1 billion in the same period of 2021. GTV of emerging and other services was RMB41.0 billion for the six months ended June 30, 2022, representing a decrease of 66.8% from RMB123.2 billion in the same period of 2021.

•	Net revenues were RMB26.3 billion for the six months ended June 30, 2022, representing a decrease of 41.3% from RMB44.9 billion in the same period of 2021.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net loss was RMB2,485 million for the six months ended June 30, 2022, compared to net income of RMB2,174 million in the same period of 2021. Adjusted net loss[2] was RMB592 million for the six months ended June 30, 2022, compared to adjusted net income of RMB3,140 million in the same period of 2021.

•	Number of stores was 42,831 as of June 30, 2022, a 19.0% decrease from 52,868 as of June 30, 2021. Number of active stores[3] was 41,118 as of June 30, 2022, a 16.2% decrease from 49,046 as of June 30, 2021.

•	Number of agents was 414,915 as of June 30, 2022, a 24.4% decrease from 548,600 as of June 30, 2021. Number of active agents[4] was 380,284 as of June 30, 2022, a 23.9% decrease from 499,690 as of June 30, 2021.

•	Mobile monthly active users (MAU)[5] averaged 43.0 million for the three months ended June 30, 2022, compared to 52.1 million for the three months ended June 30, 2021.

2	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2022, we achieved resilient performance in the face of tremendous challenges in a complex environment. Strong synergies have been demonstrated among our housing transaction services, home renovation and furnishing services and home rental services. The synergies further strengthened our belief in the “One body, two wings” strategy, which we firmly believe will yield long-term economic benefits and position us well to capture the rising demand in the burgeoning sector of “better living.”

Existing home transaction services

In the first half of 2022, our continuous investments in a series of management mechanism and products related to existing home transaction services supported our outperformance versus the industry during the market recovery. We stabilized the scale of stores and agents under our Agent Cooperation Network (ACN) to facilitate business developments. Meanwhile, we enhanced the quality and efficiency of our services and fortified our business moat via improved products and strong operations. We refined the management of existing home transaction services with a focus on property listings by optimizing the property listing allocation mechanism and improving listing maintenance quality as well as agents’ maintenance capabilities. Through a business leads allocation system driven by big data and matching algorithms, we encouraged stores to deepen their community engagement, focusing on operations and improving conversion rates. In addition, in order to provide a more standardized and reliable signing experience to our customers, we launched our signing system “Ji Qian/Lucky Sign 2.0,” featuring functions including risk notification and transaction service procedures.

On the other hand, we solidified the industry leading position of our proprietary brand Lianjia by strengthening scientific management. We rectified loss-making Lianjia stores with a scientific approach and built flagship premium stores in many cities. By restructuring our local operational teams and reducing store rental costs, we lowered Lianjia’s fixed costs and consistently lowered Lianjia’s breakeven point.

During the resurgence of COVID-19 in the first half of 2022, we continued to uphold our “community friendly” business philosophy and devoted ourselves to the fight against COVID-19 in residential neighborhoods, gaining recognition from local governments and community residents, which further reinforced our brand image. As the pandemic eased, we promptly resumed offline operations in the shortest time, offering qualified services as usual and better fulfilling the customers’ pent-up demand for housing transactions.

New home transaction services

In the first half of 2022, in the context of debt pressure and sluggish consumer demand for new homes, developers’ sales generally fell far short of their targets. We have been vigorously reaching corporate-to-corporate collaboration with selected developers, including state – and centrally-owned developers, to continuously improve the quality and the marketability of projects we sell. In order to better manage our risks of accounts receivable collection, we continued to reinforce management execution and promote the “Commission in Advance” model and other sales-focused strategies, which consistently improved sell-through efficiency.

The sales channel penetration ratio of selected developers is rising. From the industry perspective, channel penetration ratio of both state – and centrally-owned developers and private developers rose considerably quarter-over-quarter in the second quarter of 2022. Our strategic partnership with selected developers indicates that more and more state – and centrally-owned developers as well as private developers are embracing channels broadly to enhance their competitiveness through effective channel utilization.

“Commission in Advance” model is a new channel payment strategy for our new home transaction services, and is instrumental in enhancing our sales efficiency. By offering developers to pay us in advance and agents to get their commission earlier, it motivates agents to more proactively promote housing project sales and acquire customers to drive sell-through. As a result, projects with “Commission in Advance” have entered a positive cycle of fast sell-through and efficient commission settlement, achieving an all-win situation for developers, agents and our platform.

Home renovation and furnishing services

In the first half of 2022, our home renovation and furnishing services achieved breakthrough growth, especially after our completion of the acquisition of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China, in late April.

Our full-service renovation products and services provided a substantial uplift to furniture and home furnishing sales business (in categories such as customized furniture, soft furnishings, electrical appliances, etc.). The advantages of diversified home renovation and furnishing products and services are becoming increasingly prominent, allowing us to acquire customers once and sell multiple types of merchandises and services. This will increase the sales of higher-margin customizations and furnishings, hence enhancing the average contract price and our overall profitability.

In the second quarter of 2022, we established an organizational structure and integrated rules to support traffic sharing and referrals between housing transaction services and home renovation and furnishing services. Real estate brokerage store owners can receive commissions within five days after their referred traffic to home renovation and furnishing services signs contract, as such fully incentivizing traffic referrals.

As of June 30, 2022, we had 136 stores for home renovation and furnishing services in 24 cities. Meanwhile, we continuously improved delivery quality and customer satisfaction while growing in scale. We are committed to quality service with a set of transparent frameworks covering the service providers’ admission, grading, promotion and reward. We also conducted online and offline standardized and detailed construction progress management to completely fulfill our service promise of “10 promises for 10 worries with full attention and devotion.”

Home rental services

In the first half of 2022, we achieved a rapid and high-quality development in our home rental services while attaching great importance to cost control and turnover efficiency, aiming to achieve sustainable business operations in the long-run.

The high-quality development of our Carefree Rent model, our rental property management services, benefits from the deep customer resources we accumulated through our housing transaction services, years of experience in offline business management and digitalization capabilities. While actively and prudently expanding scale, we continued to improve operational efficiency via four pivots including acquiring quality homes, setting reasonable rental prices, speeding up leasing and strengthening efficiency management. Through our Carefree Rent business, homeowners are able to build up the trust in Beike and develop strong stickiness, positioning us to be their first choice when they want to sell their homes in the future.

In addition, undertaking our social responsibility to support business as a force for good, we jointly launched the New Youth Initiative in June with several brokerage brands to provide fresh college graduates with favorable rentals, commission reductions or exemptions, and ensure authentic listings to improve their rental experience. As of July 31, 2022, over 8,000 transactions were made under the New Youth Initiative, saving the graduates a total of more than RMB12.0 million. By doing so, we are also expanding our users’ coverage to the young generation, raising our brand awareness among them as we are striving to better meet their long-term demands for living services, including home purchases, home sales and home renovation.

Business Outlook

Looking ahead to the second half of 2022, we would like to highlight that a recovery of the real estate market is on the horizon, and government policies have been on the supportive side with a focus on meeting demands for better housing. We will seize the opportunity to further improve efficiency through a host of cost-management measures to boost synergy, allocate resources in a more efficiency-oriented and risk-averse way, and strike a balance between profitability and investments in new businesses.

MANAGEMENT DISCUSSION AND ANALYSIS

Net Revenues

Net revenues decreased by 41.3% to RMB26.3 billion for the six months ended June 30, 2022, compared to RMB44.9 billion in the same period of 2021. The decrease was primarily attributable to the decline in total GTV. Total GTV was RMB1,225.5 billion for the six months ended June 30, 2022, representing a 46.5% decrease compared to RMB2,290.4 billion in the same period of 2021 due to the disruption on the recovery of the market for existing home transactions caused by the emergence of COVID-19 in certain regions and the corresponding restrictive measures for the six months ended June 30, 2022, and the market for new home transactions remained weak since the second half of 2021 as many real estate developers were facing liquidity and delivery challenges.

•	Net revenues from existing home transaction services decreased by 41.1% to RMB11.7 billion for the six months ended June 30, 2022, compared to RMB19.8 billion in the same period of 2021, primarily due to a 42.1% decrease in GTV of existing home transactions to RMB767.6 billion for the six months ended June 30, 2022, from RMB1,325.4 billion in the same period of 2021.

Among that, (i) commission revenue decreased by 43.3% to RMB10.1 billion for the six months ended June 30, 2022, from RMB17.8 billion in the same period of 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 44.2% to RMB365.3 billion for the six months ended June 30, 2022, from RMB654.5 billion in the same period of 2021; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 22.1% to RMB1.6 billion for the six months ended June 30, 2022, from RMB2.1 billion in the same period of 2021, mainly due to a 40.0% decrease of GTV of existing home transactions served by connected agents on the Company’s platform to RMB402.3 billion for the six months ended June 30, 2022, from RMB670.9 billion in the same period of 2021. The lower decline rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was partially attributable to the increased penetration level of value-added services including transaction contracting services and a moderate increase in the commission rate of existing home transaction charged by connected stores.

•	Net revenues from new home transaction services decreased by 47.2% to RMB12.6 billion for the six months ended June 30, 2022, from RMB23.8 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 50.6% to RMB415.4 billion for the six months ended June 30, 2022, from RMB841.7 billion in the same period of 2021. Among that, the GTV of new home transaction services completed on the Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB342.6 billion for the six months ended June 30, 2022, compared to RMB700.6 billion in the same period of 2021, while the GTV of new home transactions served by Lianjia brand was RMB72.9 billion for the six months ended June 30, 2022, compared to RMB141.1 billion in the same period of 2021.

•	Net revenues from home renovation and furnishing were RMB1.1 billion for the six months ended June 30, 2022, compared to RMB80 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022.

•	Net revenues from emerging and other services decreased by 17.1% to RMB1.0 billion for the six months ended June 30, 2022, from RMB1.2 billion in the same period of 2021, primarily attributable to the decrease of net revenues from financial services which was partially offset by the increase of net revenues from rental property management services.

Cost of Revenues

Total cost of revenues decreased by 38.4% to RMB21.4 billion for the six months ended June 30, 2022, from RMB34.7 billion in the same period of 2021.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB8.8 billion for the six months ended June 30, 2022, compared to RMB16.3 billion in the same period of 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2022 compared with the same period of 2021.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB9.0 billion for the six months ended June 30, 2022, compared to RMB15.0 billion in the same period of 2021, primarily due to the decrease in the GTV of exiting home and new home transactions completed through Lianjia agents.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB791 million for the six months ended June 30, 2022, compared to RMB75 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022.

•	Cost related to stores. The Company’s cost related to stores was RMB1,760 million for the six months ended June 30, 2022, compared to RMB1,778 million in the same period of 2021, mainly due to the decreased number of Lianjia stores and which was partially offset by the increase in cost related to contract service centers for the six months ended June 30, 2022 compared to the same period of 2021.

•	Other costs. The Company’s other costs decreased by 35.8% to RMB1.1 billion for the six months ended June 30, 2022, from RMB1.6 billion in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and provisions related to financial services and the decreased offline activities costs due to COVID-19 outbreaks in certain regions for the six months ended June 30, 2022.

Gross Profit

Gross profit was RMB4.9 billion for the six months ended June 30, 2022, compared to RMB10.1 billion in the same period of 2021. Gross margin was 18.7% for the six months ended June 30, 2022, compared to 22.6% in the same period of 2021. The decrease in gross margin was mainly due to i) a relatively higher percentage of cost related to stores of net revenues as a result of the decrease of net revenues for the six months ended June 30, 2022 compared to the same period of 2021, and ii) a lower contribution margin of existing home transactions resulted from a relatively higher percentage of fixed compensation costs for Lianjia agents for the six months ended June 30, 2022 compared to the same period of 2021.

Income (Loss) from Operations

Total operating expenses decreased by 8.2% to RMB7.4 billion for the six months ended June 30, 2022, from RMB8.0 billion in the same period of 2021.

•	General and administrative expenses were RMB3.8 billion for the six months ended June 30, 2022, compared to RMB4.3 billion in the same period of 2021, mainly due to the decrease of provision for credit losses, personnel costs and overheads, as well as conferences and travel expenses as a result of the COVID-19 outbreaks in certain regions, which were partially offset by increased share-based compensation expenses and additional severance costs incurred for the six months ended June 30, 2022.

•	Sales and marketing expenses were RMB2.0 billion for the six months ended June 30, 2022, compared to RMB2.3 billion in the same period of 2021, mainly due to the decrease of the brand advertising and promotional marketing activities, which was partially offset by sales and marketing expenses of Shengdu.

•	Research and development expenses were RMB1.5 billion for the six months ended June 30, 2022, compared to RMB1.4 billion in the same period of 2021, mainly due to additional severance costs incurred for the six months ended June 30, 2022.

Loss from operations was RMB2.4 billion for the six months ended June 30, 2022, compared to income from operations of RMB2.1 billion in the same period of 2021. Operating margin was negative 9.3% for the six months ended June 30, 2022, compared to 4.7% in the same period of 2021, primarily due to i) a relatively lower gross profit margin, and ii) an increase of the percentage of total operating expenses of net revenues as a result of the decrease of net revenues for the six months ended June 30, 2022 compared to the same period of 2021.

Adjusted loss from operations6 was RMB1.1 billion for the six months ended June 30, 2022, compared to adjusted income from operations of RMB3.2 billion in the same period of 2021. Adjusted operating margin7 was negative 4.3% for the six months ended June 30, 2022, compared to 7.2% in the same period of 2021. Adjusted EBITDA8 was RMB237 million for the six months ended June 30, 2022, compared to RMB4.6 billion in the same period of 2021.

Net Income (Loss)

Net loss was RMB2.5 billion for the six months ended June 30, 2022, compared to net income of RMB2.2 billion in the same period of 2021.

Adjusted net loss was RMB592 million for the six months ended June 30, 2022, compared to adjusted net income of RMB3.1 billion in the same period of 2021.

Liquidity and Capital Resources

During the Reporting Period and up to the date of this announcement, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2022, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB50.0 billion, compared to RMB56.1 billion as of December 31, 2021. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

6	Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7	Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB

	(in thousands)
	(unaudited)	(unaudited)
Net cash provided by operating activities	3,808,031	3,474,372
Net cash used in investing activities	(11,338,319)	(10,396,836)
Net cash provided by (used in) financing activities	35,872	(943,174)
Effect of exchange rate change on cash, cash equivalents and restricted cash	142,610	(305,354)

Net decrease in cash and cash equivalents and restricted cash	(7,351,806)	(8,170,992)
Cash, cash equivalents and restricted cash at the beginning of the period	26,732,209	49,537,475

Cash, cash equivalents and restricted cash at the end of the period	19,380,403	41,366,483

Indebtedness

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB

	(in thousands)
	(unaudited)
Current:
Short-term borrowings	356,670	260,000
Short-term funding debts	133,400	194,200
Lease liabilities	3,476,704	2,752,795

Sub-total	3,966,774	3,206,995

Non-current:
Lease liabilities	5,117,682	4,302,934

Total	9,084,456	7,509,929

Except as disclosed in this announcement, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2022.

Material Acquisition

On April 20, 2022, the Group completed the acquisition of Shengdu for an aggregate consideration of RMB3.92 billion cash and restricted 44,315,854 Class A ordinary shares of the Company (the “Class A ordinary shares”). Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China. With 20 years of operating experience, Shengdu has now achieved full coverage in East China market and is gradually expanding its business in more major cities across the country, providing quality one-stop home renovation and furnishing services for a large customer base. The acquisition was structured as a merger in which Shengdu became a wholly-owned subsidiary of the Company. Shengdu’s businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group’s capabilities in providing better renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material. For further details, please refer to “Notes to the Unaudited Condensed Consolidated Interim Financial Information – 9. Business Combinations” and the listing document dated May 5, 2022 issued by the Company.

Pledge of Assets

As of June 30, 2022, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of June 30, 2022.

Gearing Ratio

As of June 30, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 36.1% (as of December 31, 2021: 33.2%).

Foreign Exchange Exposure

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the American depositary shares (the “ADSs”) will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

Historically, the RMB has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollars was approximately 5.0% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to changes in interest rates is mainly from floating-rate borrowings, which include all our long-term borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Capital Expenditures

Our capital expenditures were RMB313.4 million for the six months ended June 30, 2022. Capital expenditures represent cash paid for purchase of property and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2022:

As of June 30, 2022
RMB
(in thousands)
(unaudited)
Purchase of property and equipment	6,386
Purchase of services	2,319
Investment commitments(i)	120,418
Operating leases commitments(ii)	516,000

Total	645,123

(i)	Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements, the payment is due in one year.

(ii)	Operating leases commitments represent the Group’s obligations for leasing premises.

As of June 30, 2022, our total contractual obligations included RMB6.4 million in obligation to purchase property and equipment, RMB2.3 million in obligation to purchase services, RMB120.4 million in investment commitment, and RMB516.0 million in operating lease commitments, and our funding debt obligations included RMB133.4 million in obligation to repay the consolidated trusts and RMB1.2 million in obligation to repay the interest.

We did not have any other long-term obligations or guarantees as of June 30, 2022.

Employees and Remuneration

As of June 30, 2022, we had a total of 102,803 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2022:

Function	Number of employees
Agents and supporting staff	70,675
Platform operation	9,037
Research and development	2,462
Business development, sales and marketing	11,778
Administration and management	8,851

Total	102,803

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

OTHER INFORMATION

Dual-primary Listing in Hong Kong

On May 11, 2022 (the “Listing Date”), we successfully listed, by way of introduction, the Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2423” (the “Listing”). The ADSs, each representing three Class A ordinary shares, remain primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

Purchase, Sale and Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities since the Listing Date up to the date of this announcement.

The Company proposed to established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. Following the approval of the Repurchase General Mandate (as defined below) at the AGM (as defined below), the Company expects to carry out the repurchases as soon as legally permissible. The Company’s proposed share repurchases under the program may be effected from time to time in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to Code Provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 of the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The board of directors of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by the directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code from the Listing Date to the date of this announcement.

Important Events after the Reporting Period

On August 12, 2022, the Company held its annual general meeting of shareholders (the “AGM”), together with the respective class meetings of holders of Class A ordinary shares and Class B ordinary shares (the “Class Meetings”) in Beijing, China. Each of the proposed resolutions submitted for shareholders’ approval was adopted at the AGM and the Class Meetings, following which the Sixth Amended and Restated Memorandum and Articles of Association were adopted, a general mandate was granted to the directors of the Company to issue shares, and a general mandate was granted to the directors of the Company to repurchase its shares (the “Repurchase General Mandate”).

Save as disclosed in this announcement, no other important events affecting the Group occurred since June 30, 2022 and up to the date of this announcement.

Review of Interim Unaudited Condensed Consolidated Financial Statements

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 have also been reviewed by the audit committee of the Company.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

Publication of Interim Results and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2022 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and Non-GAAP results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Net revenues:
Existing home transaction services		11,686,265	19,824,630
New home transaction services		12,576,293	23,814,158
Home renovation and furnishing		1,106,916	79,705
Emerging and other services		955,583	1,152,085

Total net revenues		26,325,057	44,870,578

Cost of revenues:
Commission-split		(8,802,934)	(16,264,194)
Commission and compensation-internal		(8,983,795)	(14,954,955)
Cost of home renovation and furnishing		(791,046)	(74,735)
Cost related to stores		(1,759,832)	(1,777,638)
Others		(1,059,258)	(1,649,534)

Total cost of revenues		(21,396,865)	(34,721,056)

Gross profit		4,928,192	10,149,522

Operating expenses:
Sales and marketing expenses		(1,982,513)	(2,297,778)
General and administrative expenses		(3,777,808)	(4,309,749)
Research and development expenses		(1,527,590)	(1,412,964)
Impairment of goodwill, intangible assets and other long-lived assets		(76,244)	–

Total operating expenses		(7,364,155)	(8,020,491)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Income (loss) from operations		(2,435,963)	2,129,031

Interest income, net		273,454	150,764
Share of results of equity investees		31,470	34,107
Fair value changes in investments, net		(339,952)	346,163
Impairment loss for equity investments accounted for using measurement alternative		(251,002)	–
Foreign currency exchange gain (loss)		(40,742)	7,588
Other income, net		896,648	699,229

Income (loss) before income tax expense		(1,866,087)	3,366,882
Income tax expense		(619,255)	(1,192,509)

Net income (loss)		(2,485,342)	2,174,373
Net income attributable to non-controlling interests shareholders		(952)	(3,900)

Net income (loss) attributable to KE Holdings Inc.		(2,486,294)	2,170,473

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(2,486,294)	2,170,473

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Net income (loss)		(2,485,342)	2,174,373
Other comprehensive income (loss)
Currency translation adjustments		1,398,895	(397,662)
Unrealized loss on available-for-sale investments, net of reclassification		(309,393)	(2,709)

Total other comprehensive income (loss)		1,089,502	(400,371)

Total comprehensive income (loss)		(1,395,840)	1,774,002

Comprehensive loss (income) attributable to non-controlling interests shareholders		(952)	(3,900)

Comprehensive income (loss) attributable to KE Holdings Inc.		(1,396,792)	1,770,102

Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(1,396,792)	1,770,102

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
– Basic	7	3,569,657,105	3,521,948,998
– Diluted	7	3,569,657,105	3,590,416,704

Net income (loss) per share attributable to ordinary shareholders
– Basic	7	(0.70)	0.62
– Diluted	7	(0.70)	0.60

Share-based compensation expenses included in:
Cost of revenues		175,385	234,272
Sales and marketing expenses		59,559	70,130
General and administrative expenses		548,032	338,977
Research and development expenses		174,483	225,473

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Income (loss) from operations		(2,435,963)	2,129,031
Share-based compensation expenses		957,459	868,852
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		262,459	235,119
Impairment of goodwill, intangible assets and other long-lived assets		76,244	–

Adjusted income (loss) from operations		(1,139,801)	3,233,002

Net income (loss)		(2,485,342)	2,174,373
Share-based compensation expenses		957,459	868,852
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		262,459	235,119
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		352,223	(138,660)
Impairment of goodwill, intangible assets and other long-lived assets		76,244	–
Impairment of investments		251,002	–
Tax effects on non-GAAP adjustments		(5,830)	613

Adjusted net income (loss)		(591,785)	3,140,297

Net income (loss)		(2,485,342)	2,174,373
Income tax expense		619,255	1,192,509
Share-based compensation expenses		957,459	868,852
Amortization of intangible assets		271,506	247,739
Depreciation of property and equipment		468,048	375,621
Interest income, net		(273,454)	(150,764)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		352,223	(138,660)
Impairment of goodwill, intangible assets and other long-lived assets		76,244	–
Impairment of investments		251,002	–

Adjusted EBITDA		236,941	4,569,670

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(2,486,294)	2,170,473
Share-based compensation expenses		957,459	868,852
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		262,459	235,119
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		352,223	(138,660)
Impairment of goodwill, intangible assets and other long-lived assets		76,244	–
Impairment of investments		251,002	–
Tax effects on non-GAAP adjustments		(5,830)	613
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(14)	(14)

Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(592,751)	3,136,383

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

		As of June 30,	As of December 31,
	Note	2022	2021
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		12,379,043	20,446,104
Restricted cash		7,001,360	6,286,105
Short-term investments		30,639,098	29,402,661
Short-term financing receivables, net of allowance for credit losses of RMB133,664 and RMB131,558 as of June 30, 2022 and December 31, 2021, respectively		515,104	702,452
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,317,194 and RMB2,151,271 as of June 30, 2022 and December 31, 2021, respectively	4	5,695,132	9,324,952
Amounts due from and prepayments to related parties		394,216	591,342
Loan receivables from related parties		49,617	42,788
Prepayments, receivables and other assets		3,741,472	3,129,950

Total current assets		60,415,042	69,926,354

Non-current assets
Property and equipment, net		2,042,609	1,971,707
Right-of-use assets		8,585,427	7,244,211
Long-term financing receivables, net of allowance for credit losses of RMB60 and RMB204 as of June 30, 2022 and December 31, 2021, respectively		2,440	10,039
Long-term investments, net		25,328,412	17,038,171
Intangible assets, net		1,965,645	1,141,273
Goodwill		4,980,388	1,805,689
Long-term loan receivables from related parties		30,461	–
Other non-current assets		1,015,758	1,181,421

Total non-current assets		43,951,140	30,392,511

TOTAL ASSETS		104,366,182	100,318,865

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, per share data)

		As of June 30,	As of December 31,
	Note	2022	2021
		RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	5,485,495	6,008,765
Amounts due to related parties		405,011	584,078
Employee compensation and welfare payable		9,380,733	9,834,247
Customer deposits payable		6,096,967	4,181,337
Income taxes payable		280,825	567,589
Short-term borrowings		356,670	260,000
Lease liabilities current portion		3,476,704	2,752,795
Short-term funding debts		133,400	194,200
Contract liabilities		3,122,374	1,101,929
Accrued expenses and other current liabilities		3,561,129	3,451,197

Total current liabilities		32,299,308	28,936,137

Non-current liabilities
Deferred tax liabilities	5	293,164	22,920
Lease liabilities non-current portion		5,117,682	4,302,934
Other non-current liabilities		542	1,381

Total non-current liabilities		5,411,388	4,327,235

TOTAL LIABILITIES		37,710,696	33,263,372

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, per share data)

		As of June 30,	As of December 31,
	Note	2022	2021
		RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated; 3,635,326,756 and 2,705,911,235 Class A ordinary shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively; and 157,894,050 and 885,301,280 Class B ordinary shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)		491	489
Additional paid-in capital		79,929,628	78,972,169
Statutory reserves		483,887	483,887
Accumulated other comprehensive loss		(1,550,221)	(2,639,723)
Accumulated deficit		(12,329,140)	(9,842,846)

Total KE Holdings Inc. shareholders’ equity		66,534,645	66,973,976

Non-controlling interests		120,841	81,517

TOTAL SHAREHOLDERS’ EQUITY		66,655,486	67,055,493

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		104,366,182	100,318,865

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data)

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Cash flows from operating activities:
Net income (loss)	(2,485,342)	2,174,373
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	468,048	375,621
Amortization of intangible assets	271,506	247,739
Net impairment losses on financial assets	98,552	337,645
Impairment of goodwill, intangible assets and other long-lived assets	76,244	–
Provision of credit losses for financing receivables	1,962	117,022
Deferred tax benefits	165,180	–
Share of results of equity investees	(31,470)	(34,107)
Dividends received from long-term investments	20,695	40,453
Fair value changes in investments	339,952	(346,163)
Impairment loss for equity investments accounted for using measurement alternative	251,002	–
Investment income	(466,372)	(184,688)
Foreign currency exchange loss (gain)	40,742	(7,588)
Gain on disposal of property, equipment and intangible assets	(460)	(442)
Share-based compensation expenses	957,459	868,852
Changes in assets and liabilities:
Accounts receivable and contract assets	3,493,814	(898,263)
Amounts due from and prepayments to related parties	197,126	(48,175)
Prepayments, receivables and other assets	(23,718)	295,451
Right-of-use assets	(810,563)	(939,027)
Other non-current assets	41,073	6,206
Accounts payable	(1,225,646)	(548,730)
Amounts due to related parties	(179,067)	160,886
Employee compensation and welfare payable	(942,330)	(1,353,038)
Customer deposits payable	1,915,630	2,619,926
Contract liabilities	783,209	106,755
Lease liabilities	1,095,779	994,333
Accrued expenses and other current liabilities	59,016	23,693
Income taxes payable	(303,152)	(549,928)
Other liabilities	(838)	15,566

Net cash provided by operating activities	3,808,031	3,474,372

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share, per share data)

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Cash flows from investing activities:
Purchases of short-term investments	(24,977,548)	(23,537,416)
Maturities of short-term investments	27,161,071	21,736,427
Cash paid for business combinations, net of cash acquired	(3,111,472)	(12,533)
Proceeds from disposal of a subsidiary, property, equipment and long-lived assets	9,582	4,155
Purchases of property, equipment and intangible assets	(313,364)	(810,241)
Financing receivables originated	(4,720,182)	(24,979,638)
Collections of financing receivables principal	4,913,167	24,520,150
Purchases of available-for-sale debt investments	(1,242,573)	–
Purchases of long-term investments	(9,255,560)	(7,877,030)
Proceeds from disposal of other long-term investments	235,850	557,687
Loans to related parties	(50,124)	(11,000)
Repayments of loans from related parties	12,834	12,603

Net cash used in investing activities	(11,338,319)	(10,396,836)

Cash flows from financing activities:
Cash paid for non-controlling interests in subsidiaries	–	(870)
Proceeds from issuance of ordinary shares upon exercise of share option	2	6
Proceeds from short-term borrowings	140,000	–
Repayments of short-term borrowings	(43,330)	–
Proceeds from funding debts	133,400	313,343
Repayments of funding debts	(194,200)	(1,255,653)

Net cash provided by (used in) financing activities	35,872	(943,174)

Effect of exchange rate change on cash, cash equivalents and restricted cash	142,610	(305,354)

Net decrease in cash and cash equivalents and restricted cash	(7,351,806)	(8,170,992)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share, per share data)

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	20,446,104	40,969,979
Restricted cash at the beginning of the period	6,286,105	8,567,496

Total	26,732,209	49,537,475

Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	12,379,043	30,544,499
Restricted cash at the end of the period	7,001,360	10,821,984

Total	19,380,403	41,366,483

Supplemental disclosures:
Cash paid for income taxes	(752,695)	(1,678,217)
Cash paid for interest	(5,760)	(1,516)

Non-cash investing activities
Changes in accounts payable related to property and equipment addition	(92,295)	(5,299)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in thousands, except for share, per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information.

The December 31, 2021 balance sheet data was derived from audited consolidated financial statements; however, the accompanying interim notes to the consolidated financial statements do not include all of the annual disclosures required by GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company’s audited consolidated financial statements for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

(i)	Change in segment

Subsequent to the acquisition of Shengdu Home Renovation Co., Ltd (“Shengdu”), the Group changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior period segment results have been recast to conform to the current presentation. See Note 3. “Segment Information” for additional information.

(ii)	Change in Method of Accounting for capitalization of costs to obtain a contract as incurred

On January 1, 2022, the Group elected to change its method of accounting for contract cost capitalization. In prior years, the Group used the practical expedient under ASC 606 to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Starting in this year, the group recognizes as an asset the incremental costs of obtaining a contract with customer if the Group expects to recover those costs. An asset related to an obligation satisfied over time is amortized using a method consistent with the method used to measure progress and recognize revenue over the contract term. An asset related to an obligation satisfied at point in time is expensed upon the transfer of control of the goods or services to which the asset relates. The new method of accounting is considered preferable as the amortization of the contract cost is consistent with the pattern of the newly acquired home renovation services’ revenue recognition.

The prior period financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on periods prior to those presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2022

	As Computed under the practical expedient	As Reported under the new accounting method	Effect of change
ASSETS
Prepayments, receivables and other assets	3,582,480	3,741,472	158,992
TOTAL ASSETS	104,207,190	104,366,182	158,992

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accumulated deficit	(12,339,444)	(12,329,140)	10,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	104,355,878	104,366,182	10,304

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 30, 2022

	As Computed under the practical expedient	As Reported under the new accounting method	Effect of change
Sales and marketing expenses	(1,992,817)	(1,982,513)	10,304
Total operating expenses	(7,374,459)	(7,364,155)	10,304
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(2,496,598)	(2,486,294)	10,304
Net income (loss) per share attributable to ordinary shareholders
– Basic	(0.70)	(0.70)	–
– Diluted	(0.70)	(0.70)	–

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss) or unaudited condensed consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

(b)	Segments data

The following tables present summary information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Net revenues:
Existing home transaction services	11,686,265	19,824,630
New home transaction services	12,576,293	23,814,158
Home renovation and furnishing	1,106,916	79,705
Emerging and other services	955,583	1,152,085

Total	26,325,057	44,870,578

Material costs, commission and compensation costs:
Existing home transaction services	(7,331,729)	(11,763,191)
New home transaction services	(9,925,142)	(19,306,429)
Home renovation and furnishing	(791,046)	(74,735)
Emerging and other services	(529,858)	(149,529)

Total	(18,577,775)	(31,293,884)

Contribution:
Existing home transaction services	4,354,536	8,061,439
New home transaction services	2,651,151	4,507,729
Home renovation and furnishing	315,870	4,970
Emerging and other services	425,725	1,002,556

Total	7,747,282	13,576,694

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB
New home transaction services	7,186,656	11,026,647
Existing home transaction services	468,119	365,961
Home renovation and furnishing	57,877	127
Emerging and other services	120,582	83,488

Accounts receivable	7,833,234	11,476,223
Allowance for credit losses	(2,292,352)	(2,151,271)

Accounts receivable, net	5,540,882	9,324,952

The contract assets are mainly related to the Group’s renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB
Contract assets – gross	179,092	–
Allowance for credit losses	(24,842)	–

Contract assets, net	154,250	–

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Balance at the beginning of the period	(2,151,271)	(1,122,218)
Additions	(170,832)	(249,893)
Write-offs	29,751	103,317

Balance at the end of the period	(2,292,352)	(1,268,794)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB
– Up to 3 months	2,823,096	5,945,790
– 3 months to 1 year	3,006,415	4,124,218
– over 1 year	2,003,723	1,406,215

Accounts receivable	7,833,234	11,476,223
Less: allowance for credit losses	(2,292,352)	(2,151,271)

Accounts receivable, net	5,540,882	9,324,952

5.            TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The components of income (loss) before tax for the six months ended June 30, 2022 and 2021, are as follows:

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Income (loss) before income tax expense
Income/(loss) from China operations	(750,847)	3,778,851
Loss from non-China operations	(1,115,240)	(411,969)

Total income (loss) before income tax expense	(1,866,087)	3,366,882

The following table summarizes the Group’ income tax expenses and effective tax rates for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
	(in thousands, except for tax rate)

Income (loss) before income tax expense	(1,866,087)	3,366,882
Income tax expense	619,255	1,192,509
Effective tax rate	(33.2)%	35.4%

During the six months ended June 30, 2022, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

As of June 30, 2022 and December 31, 2021, net deferred tax liability was RMB293.2 million and RMB22.9 million, the increase of net deferred tax liability was primarily related to the assets and liabilities remeasurement in Shengdu acquisition.

As of June 30, 2022 and December 31, 2021, net deferred tax assets were RMB935.5 million and RMB1,060.1 million, the decrease of net deferred tax assets was due to valuation allowance against certain deferred tax assets, which caused by uncertainty about ability to generate future income in relevant operations.

6.            ACCOUNTS PAYABLE

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB
Payable related to new home transaction business	4,244,465	5,248,897
Payable for home renovation materials and construction costs	588,307	–
Payable for advertising fees	188,250	194,546
Payable for internet service fees	94,915	111,694
Payable for leasehold improvements	91,702	183,997
Others	277,856	269,631

Total	5,485,495	6,008,765

An ageing analysis of the trade payable as at June 30, 2022 and December 31, 2021, based on the invoice date, is as follow:

	As of June 30,	As of December 31,
	2022	2021
	RMB	RMB
Within 3 months	4,836,958	5,728,257
Between 3 months and 1 year	380,862	133,745
More than 1 year	267,675	146,763

Total	5,485,495	6,008,765

7.            NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 7,924,221 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the six months ended June 30, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the Six Months Ended June 30,
	2022	2021

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	(2,486,294)	2,170,473

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(2,486,294)	2,170,473

	For the Six Months Ended June 30,
	2022	2021

	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,569,657,105	3,521,948,998
Adjustments for dilutive share options	–	68,467,706
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,569,657,105	3,590,416,704
Net income (loss) per share attributable to ordinary shareholders:
– Basic	(0.70)	0.62
– Diluted	(0.70)	0.60

8.            DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2022 and 2021.

9.            BUSINESS COMBINATIONS

(a)	Shengdu acquisition

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China.

The Group entered into a definitive agreement with Shengdu, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% and 43% of Shengdu’s equity interests with preference rights in December 2021 and January 2022 with consideration amount to RMB480 million and RMB3,440 million in cash, respectively. The Group used measurement alternative to account for the investments. The Group accounted for its obligation to purchase the remaining equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings.

Pursuant to the original term of the definitive agreement signed on July 4, 2021, the group agreed to acquire the remaing 51% equity interest in Shengdu for a total consideration at RMB4,080 million in form of restricted shares, from Shengdu’s selling shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company’s ADSs for 30 consecutive trading days before the closing of the Shengdu acquisition. Due to the valuation adjustment of China based companies in March 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu’s remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. Before and after the amendment, the restricted shares issued to the selling shareholders who are key employee of Shengdu are subject to a 3 years’ service period. That is, if the selling shareholders left the Company within 3 years after the closing of the acquisition, the Group has the option to purchase the unvested restricted shares held by the selling shareholder without consideration. As such, the restrict shares issued are accounted for as post-combination compensation cost but not included in the purchase price.

On April 20, 2022, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s selling shareholders and acquired Shengdu’s remaining 51% equity interest on April 20, 2022. As a result, the 100% equity interest of Shengdu was acquired by the Group. The Group began to consolidate its financial statements following the completion of the transaction. At the acquisition date, the Group remeasured the investment on the acquired 49% equity interest of Shengdu to the fair value of RMB2,489.2 million and the forward to the fair value of RMB1,374.1 million. During the six months ended June 30, 2022, RMB57 million loss was recorded in “Fair value changes in investments, net” in the unaudited condensed consolidated statements of comprehensive income (loss).

The acquisition was structured as a merger in which Shengdu became a wholly owned subsidiary of the Company. Shengdu’s businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group’s capabilities in providing better home renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material.

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Group’s acquisition of Shengdu. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results of operations.

Amounts
RMB
Cash and cash equivalents	437,658
Restricted Cash	2,106
Short term investments	1,004,314
Accounts receivable and contract assets, net	179,804
Prepayments, receivables and other assets	404,196
Property, plant and equipment, net	332,923
Right-of-use assets	530,653
Long-term investments, net	45,661
Intangible assets, net	1,050,523
Deferred tax assets	40,592
Goodwill	3,060,775
Accounts payable	(551,299)
Salary and welfare payable	(487,205)
Income taxes payable	(16,388)
Lease liabilities current portion	(83,115)
Contract Liability	(1,126,951)
Accrued expenses and other current liabilities	(330,900)
Lease liabilities non-current portion	(359,763)
Deferred tax liabilities	(270,244)

Total	3,863,340

Total purchase price is comprised of:
Cash consideration	3,920,000
Forward loss	(56,660)

Total	3,863,340

Cash used for the acquisition of businesses, net of cash acquired as reported in the Consolidated Statement of Cash Flows for the six months ended June 30, 2022 was RMB3,362.3 million and the RMB120.0 million consideration of cash relating to this staggered acquisition paid in prior years.

In connection with the Shengdu transaction, the Company recorded goodwill of RMB3,060.8 million, which is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes it will result from combining its operations with the operations of Shengdu. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the home renovation and furnishing segment.

The total revenue and net loss from Shengdu that are included in the Group’s unaudited condensed consolidated statement of comprehensive income(loss) for the six months ended June 30, 2022 were RMB902.1 million and RMB37.0 million, respectively.

The purchase price allocation to identifiable intangible assets acquired is as follows:

	Estimated Fair Value	Estimated Useful Life
	RMB in thousands	In years
Trademark	1,049,500	10

Trademark acquired are amortized using a straight-line method that reflects the pattern in which economic benefits of the intangible assets are consumed.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Shengdu for the six months ended June 30, 2022, as if the acquisition of Shengdu had occurred on January 1, 2021, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

	For the six months ended June 30,
	2022	2021
	RMB	RMB
Net Revenue	27,501,756	46,518,666
Net Income (Loss)	(2,657,877)	2,046,385

The pro forma net loss for the periods presented includes RMB39.4 million for the amortization of identifiable intangible asset net of tax for each period. The relevant tax impact was determined using the actual effective income tax rate of Shengdu for each presented period.

(b)	Other acquisitions

During the six months ended June 30, 2022, the Group also acquired several small real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC, and one home renovation company. All these acquisitions individually and in aggregate were not material.

10.	RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income (loss) data

	For the Six Months Ended June 30, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(21,396,865)	–	(1,324)	123,201	(58,254)	–	–	(21,333,242)
Sales and marketing expenses	(1,982,513)	–	–	5,227	(73,118)	–	–	(2,050,404)
General and administrative expenses	(3,777,808)	–	–	16,968	(166,274)	24,810	–	(3,902,304)
Research and development expenses	(1,527,590)	–	–	–	1,060	–	–	(1,526,530)
Interest income, net	273,454	–	–	(140,489)	–	–	–	132,965
Fair value changes of convertible redeemable preferred shares	(339,952)	–	–	–	–	–	(19,229)	(359,181)
Impairment loss for equity investments accounted for using measurement alternative	(251,002)	–	–	–	–	–	26,237	(224,765)
Other income, net	896,648	–	–	–	–	–	(115)	896,533

Income (loss) before income tax expense	(1,866,087)	–	(1,324)	4,907	(296,586)	24,810	6,893	(2,127,387)

Income tax expense	(619,255)	–	–	(10,205)	–	–	–	(629,460)

Net income (loss)	(2,485,342)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,756,847)

Net income (loss) attributable to KE Holdings Inc.	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

	For the Six Months Ended June 30, 2021
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(34,721,056)	–	(17,028)	130,432	(84,836)	–	–	(34,692,488)
Sales and marketing expenses	(2,297,778)	–	–	–	4,226	–	–	(2,293,552)
General and administrative expenses	(4,309,749)	–	–	(754)	6,954	–	–	(4,303,549)
Research and development expenses	(1,412,964)	–	–	–	(127,183)	–	–	(1,540,147)
Interest income, net	150,764	–	–	(155,318)	–	–	–	(4,554)

Income (loss) before income tax expense	3,366,882	–	(17,028)	(25,640)	(200,839)	–	–	3,123,375

Income tax expense	(1,192,509)	–	–	–	–	–	–	(1,192,509)
Net income (loss)	2,174,373	–	(17,028)	(25,640)	(200,839)	–	–	1,930,866
Net income (loss) attributable to KE Holdings Inc.	2,170,473	–	(17,028)	(25,640)	(200,839)	–	–	1,926,966

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	2,170,473	–	(17,028)	(25,640)	(200,839)	–	–	1,926,966

Unaudited condensed consolidated balance sheets data

	As of June 30, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	515,104	–	2,202	–	–	–	–	517,306
Prepayments, receivables and other assets	3,741,472	–	–	–	–	–	–	3,741,472
Right-of-use assets	8,585,427	–	–	(180,435)	–	–	–	8,404,992
Long-term investments, net	25,328,412	–	–	–	–	–	6,893	25,335,305
Other non-current assets	1,015,758	–	(7,924)	21,370	–	–	–	1,029,204

Total assets	104,366,182	–	(5,722)	(159,065)	–	–	6,893	104,208,288

Accrued expenses and other current liabilities	3,561,129	–	(28,225)	–	–	–	–	3,532,904

Total liabilities	37,710,696	–	(28,225)	–	–	–	–	37,682,471

Additional paid-in capital	79,929,628	29,811,702	–	–	791,011	45,338	–	110,577,679
Accumulated other comprehensive loss	(1,550,221)	241,343	–	–	–	–	–	(1,308,878)
Accumulated deficit	(12,329,140)	(30,053,045)	22,503	(159,065)	(791,011)	(45,338)	6,893	(43,348,203)

Total shareholders’ equity	66,655,486	–	22,503	(159,065)	–	–	6,893	66,525,817

	As of December 31, 2021
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	702,452	–	55	–	–	–	–	702,507
Prepayments, receivables and other assets	3,129,950	–	–	–	–	(24,810)	–	3,105,140
Right-of-use assets	7,244,211	–	–	(185,342)	–	–	–	7,058,869
Other non-current assets	1,181,421	–	(7,924)	31,575	–	–	–	1,205,072

Total assets	100,318,865	–	(7,869)	(153,767)	–	(24,810)	–	100,132,419

Accrued expenses and other current liabilities	3,451,197	–	(31,696)	–	–	–	–	3,419,501

Total liabilities	33,263,372	–	(31,696)	–	–	–	–	33,231,676

Additional paid-in capital	78,972,169	29,811,702	–	–	494,425	45,338	–	109,323,634
Accumulated other comprehensive loss	(2,639,723)	241,343	–	–	–	–	–	(2,398,380)
Accumulated deficit	(9,842,846)	(30,053,045)	23,827	(153,767)	(494,425)	(70,148)	–	(40,590,404)

Total shareholders’ equity	67,055,493	–	23,827	(153,767)	–	(24,810)	–	66,900,743

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)	Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.